EXHIBIT 99.5

News Announcement                                          (BRIGHT STATION LOGO)




 BRIGHT STATION PLC SUBSIDIARY SMARTLOGIK SEES Q4 2000 REVENUE GROWTH IN EXCESS
               OF 25% AND NO SLOW DOWN IN SPENDING ON TECHNOLOGY

London, 8 January, 2001. Bright Station plc, (LSE: BSN, NASDAQ: BSTN) (www.brightstation.com) the technology company and leading provider of eCommerce and Internet solutions today announced strong Q4 revenue growth for its Knowledge Management subsidiary, Smartlogik (www.smartlogik.com).

"We have seen no slowdown of spending in the Knowledge Management sector", said Stephen Hill, CEO of Smartlogik. "This leads me to support the views of our competitors and the City that spending on software used to improve corporate efficiencies is on the increase."

Dan Wagner, CEO of Bright Station plc, said: "The prospects for technology businesses that are focused on deriving increased corporate efficiencies for customers, such as Bright Station subsidiaries Sparza, Smartlogik and officeshopper will, we believe show strong growth in 2001".


                                     -ENDS-


For more information, please contact:

Bright Station plc
Tel: +44(0) 20 7930 6900
Nick Chaloner, Head of Corporate Communications
(nickchaloner@brightstation.com)


Hogarth Partnership Ltd (for Bright Station)
Tel: +44 (0) 020 7357 9477
John Olsen (jolsen@hogarthpr.co.uk)

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Notes to editors
----------------

Bright Station plc is a technology company and a leading provider of Internet and eCommerce solutions, which include:

o WebTop intelligent web search engine,
o Smartlogik knowledge management software,
o Sparza eCommerce hosting solutions, and
o OfficeShopper - the business supplies vending company.